SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Record EBITDA of R$1.2 billion in 2Q11

 HIGHLIGHTS:

▶  Braskem recorded consolidated net revenue of R$8.4 billion in the second quarter, for growth of 13%  from 1Q11  and 24%  from 2Q10.

▶  As of June 2011, the Camaçari complex was back to normal capacity utilization rates.

▶  Synergies  from the Quattor acquisition amounted to R$163 million in 1H11. For 2011, synergies to be captured are estimated at R$377 million on an annual and recurring basis.

▶  Braskem's  net debt/EBITDA1 ratio maintained its downward trend to reaching 2.30x in the quarter compared to 2.37x in 1Q11. When compared to the same quarter of last year, when the ratio was 2.84x, the reduction stood at 19%.

▶  Braskem issued US$500 million in 30-year bond due in July 2041, with yield of 7.25% p.a. and coupon of 7.125% p.a., accessing a market tapped by few Brazilian companies. The proceeds will be used to prepay short- and medium-term debt, aligned with Company’s strategy to restructure its debt profile.

▶  On July 27, Braskem announced the acquisition of the polypropylene business of Dow Chemical for US$323 million, becoming the leading PP producer in the United States.  The business consists of 4 plants, 2 located in the United States and 2 in Europe with total capacity of 1,050 ktons/year. This acquisition represents another important step towards the Company’s international expansion strategy. The acquisition barely changes Braskem capital structure, which from the base date of June 30, 2011, would present a net debt/EBITDA ratio of approximately 2.4x.

1 EBITDA can be defined as earnings before the financial result, income tax and social contribution, depreciation and amortization, and revenues and expenses from the sale or impairment of fixed/intangible assets. EBITDA is used by the Company’s management as a  measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with the international accounting standards IFRS, and may be defined and calculated differently by other companies.

Note: Pursuant to Federal Law 11,638/07, the results presented herein reflect the adoption of International Financial Reporting Standards (IFRS). In addition, unless stated otherwise, Braskem’s consolidated results reflect, for all periods stated, the pro-forma consolidation of 100% of the results of Quattor Participações and Sunoco Chemicals, which were acquired in April 2010.

Braskem’s consolidated financial statements were affected by the deconsolidation of Cetrel and the inclusion of the proportional investment in the subsidiary jointly with Refinaria de Petróleo Rio-Grandense (RPR). As of 2Q11, Braskem is fully consolidating Cetrel retroactively to January 2011.

EXECUTIVE SUMMARY:

Braskem maintained its cash generation capacity and delivered record EBITDA of R$1,152 million. EBITDA margin excluding naphtha/condensate/oil resales (“ex-resales”) stood at 16.1%. The moderate recovery in sales volume and the improvement in prices partially offset the higher raw material prices and stronger BRL. Capacity utilization rate at crackers showed signs of recovery, after the power blackout which affected all states located in the Northeast region, reaching an average of 83%. The disruption which occurred this past February impacted the Company’s regional production until May.

In the first six months of the year, the Company recorded EBITDA of R$2,084 million, with growth of 7% from 1H10. EBITDA margin excluding naphtha/condensate/oil resales was 14.9% in the period.

The Brazilian scenario in 1H11 presented moderated growth and Real appreciation. Global demand also showed signs of slowdown, impacted by (i) the lower industrial activity in developed countries; (ii) the new monetary tightening measures implemented by the Chinese government; (iii) the uncertainties concerning the fiscal crisis in eurozone countries; and (iv) the geopolitical tension that continues to impact North Africa and the Middle East. In addition, the recent downgrade by Standard and Poor’s (“S&P”) on U.S. sovereign rating added uncertaintly to the recovery ability of developed economies, thus negatively affecting global outlook.

Meanwhile, the petrochemical industry worldwide was marked by (i) the volatility in raw material prices; (ii) the greater availability of products, despite the operational problems and scheduled maintenance shutdowns in some regions; and (iii) the continued depreciation of the U.S. dollar against major world currencies. Resins2  , basic petrochemical3 and naphtha4 prices increased by 5%, 12% and 9% from the prior quarter, respectively. The prices in the international market, which began to decrease at the end of 2Q11, has reversed this trend and, in July, the resins prices have risen by around 3% to 5% in the month.

On June 30, 2011, Braskem’s net debt stood at R$9.7 billion, in line with 1Q11. The higher EBITDA (last 12 months: R$ 4.2 billion) and exposure of 69% net debt to U.S. dollar led to a decline in financial leverage, as measured by the ratio of net debt to EBITDA, from 2.37 times in the first quarter to 2.30 times in the second quarter, in line with the Company’s objective of maintaining its leverage at current levels and its investment-grade rating. In relation to 2Q10, when the Company registered leverage of 2.84 times, net debt declined by 19%.

Synergies from the acquisition of Quattor assets totaled R$88 million in annual and recurring EBITDA in 2Q11, with this figure totaling R$163 million in 1H11. The main gains were on the industrial and logistics fronts and resulted mainly from: (i) the better operational efficiency, especially the optimization of the production of products at crackers such as gasoline and butadiene, and the reduction in the number of grades; (ii) the renegotiation of contracts; and (iii) the better integration of planning for the 1st and 2nd generation operations.

Braskem posted net income of R$420 million, with growth of 38% when compared to 1Q11, reflecting the higher gross income in the quarter. In the first six months, net income was R$730 million.

The short-term outlook shows recovery in the petrochemical industry profitability, mainly due to limited supply. The risk to this scenario lies in the fact that worsening of the economical situation in developed countries may impact global demand, currently supported by emerging market countries. Besides that, additional U.S. dollar depreciation and political turmoil in the Middle East region, which have been countinuously adding volatility to commodities prices, may also affect this recovery.

In the medium to long run, the outlook for the petrochemical industry remains positive.

2 65% PE (Asia e EUA), 25% PP (Asia e EUA) e 10% PVC (Asia)

3 80% Ethylene and 20% propylene (base Europe)

4 Naphtha ARA

PERFORMANCE:

▶  EBITDA

Braskem registered record-high consolidated EBITDA in 2Q11 of R$1,152 million, which represents growth of 25% from the prior quarter. The improvement in the quarterly result is basically explained by the increases in resin and basic petrochemical prices, which followed the international market, and which were partially offset by the higher raw material prices and stronger BRL. In U.S. dollar, EBITDA increased by 31% to US$722 million in 2Q11, the Company’s highest level ever. EBITDA margin stood at 13.8% in 2Q11, expanding by 1.3 p.p. compared to the prior quarter.

Note: a reconciliation of Net Income and EBITDA is available in Exhibit III.

Compared to 2Q10, EBITDA grew by 11%, due to the same factors explained above. In USD, EBITDA growth versus 2Q10 was 25%.

In 1H11, Braskem’s consolidated EBITDA5 was R$2,084 billion, up 7% from the same six-month period of 2010. The hikes in resin and basic petrochemical prices partially offset the higher raw material prices, the stronger BRL and the lower sales volume caused by the drop in production volume in the period, impacted by the power outage in the Northeastern region that affected production until mid-May.

Operational, economic and financial factors impacting EBITDA performance:

Influenced by the volatility in international prices, a higher inventory consumption throughout the chain and the expectation of lower prices, the Brazilian thermoplastic resin market6 registered moderate growth of 2% in 2Q11 in relation to 1Q11, with production of 1.2 million tons. Braskem’s sales totaled 764 ktons in the quarter, in line with the first quarter of the year, still impacted by the lower capacity utilization rate in the period.

In 1H11, domestic demand grew by 1% from the same period last year to 2.3 million tons. Meanwhile, Braskem’s sales totaled 1.5 million tons of PE, PP and PVC, which represents a 5% reduction from the same six-month period of 2010, explained by the lower utilization rate in the period, as mentioned earlier.

Import volume in the Brazilian market came to approximately 366 ktons in 2Q11, due to (i) the continued appreciation of the BRL; (ii) the shortfall in the PVC market, whose volume of imports7 exceeded 100 ktons; and (iii) the opportunistic entry of products through ports that enjoy special incentives on VAT tax credits (reaching 9% in Santa Catarina state); procedure already judged unconstitutional by CONFAZ (National Council of Finance Policy) at the end of June. In 2Q11, imports of polyolefins (PE and PP) and PVC accounted for 29% and 37% of the domestic market, respectively.

5 As of 2Q11, we began to consolidate Cetrel’s figures in full. Therefore, EBITDA in the semester includes Cetrel’s figures retroactive to January 2011.
6 Demand was measured by the Company’s internal estimates, Abiquim data (PVC) and the Alice import system.

7 Excludes volumes imported via local producers.

▶  Polyolefins

Polyolefins (PE and PP) sales in the domestic market contracted by 2% from 1Q10. In the case of PE, domestic sales recovered by 2%. In relation to 2Q10, sales volume of polyolefins decreased by 5%.

Exports totaled 310 ktons in 2Q11, up 5% from the previous quarter, which is explained by the supply recovery in of captive markets such as South America and Europe, vis-à-vis the recovery in operating rate in the period.

Polyolefins production in the quarter was 979 ktons, virtually in line with 1Q11, due to the improvement in capacity operating rates at the Bahia complex and the anticipation of some maintenance shutdown at PP plants in the Southeast region, associated with the volatility in propylene prices.

In 1H11, total Polyolefins sales increased 3% compared to the same period last year, which essentially reflects the higher volume of PP exports to the markets where the Company has qualified sales, such as South America and Europe.

Performance (tons)	2Q11	1Q11	2Q10	Change%	Change%	1H11	1H10	Change%
POLYOLEFINS	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Sales Domestic Market
PE's	371,823	366,310	390,365	2	(5)	738,133	774,829	(5)
PP	272,456	290,071	288,344	(6)	(6)	562,527	585,012	(4)
Total Domestic Market	644,278	656,381	678,708	(2)	(5)	1,300,660	1,359,841	(4)
Sales - International Market
PE's	221,140	192,403	177,232	15	25	413,543	364,214	14
PP	89,160	102,980	58,835	(13)	52	192,139	125,642	53
Total Exports	310,300	295,383	236,066	5	31	605,683	489,856	24
Total Sales
PE's	592,963	558,713	567,597	6	4	1,151,676	1,139,043	1
PP	361,615	393,051	347,178	(8)	4	754,666	710,654	6
Total Sales	954,578	951,764	914,775	0	4	1,906,342	1,849,697	3
Production
PE's	620,383	576,414	630,398	8	(2)	1,196,797	1,220,777	(2)
PP	358,470	400,940	359,623	(11)	(0)	759,409	748,173	2
Total Production	978,853	977,353	990,020	0	(1)	1,956,206	1,968,950	(1)

▶  Vinyls

Apparent consumption of PVC was 291 ktons in 2Q11, representing an increase of 12% when compared to the previous quarter, based on data from the Brazilian Chemical Manufacturers’ Association (Abiquim). Meanwhile, Braskem’s domestic sales rose by 13% in the period, supported by the recovery in production volume. Caustic soda sales increased 7% in the period.

Given the capacity utilization rate of 84% in the period, total PVC production was 16% higher than in 1Q11.

In relation to 2Q10, PVC sales to the domestic market fell slightly, by 1%, affected by the lower production volume, which decreased by 3%. In the case of caustic soda, sales fell 15%, impacted by the decrease in production level and also affected by the lower operating rate in the period.

Performance (tons)	2Q11	1Q11	2Q10	Change%	Change%	1H11	1H10	Change%
VINYLS	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Sales Domestic Market
PVC	119,742	106,435	120,895	13	(1)	226,177	244,052	(7)
Caustic Soda	96,849	90,331	114,242	7	(15)	187,179	215,102	(13)
Sales International Market
PVC	48	144	73	(67)	(34)	192	73	163
Caustic Soda	-		4,898	0	(100)		5,901	(100)
Total Sales
PVC	119,790	106,579	120,968	12	(1)	226,369	244,125	(7)
Caustic Soda	96,849	90,331	119,140	7	(19)	187,179	221,002	(15)
Production
PVC	107,415	92,855	110,466	16	(3)	200,270	233,080	(14)
Caustic Soda	74,409	63,962	124,611	16	(40)	138,371	239,566	(42)

In 1H11, PVC sales declined by 7% compared to 1H10. Caustic soda sales contracted by 15%. Production was also affected in the period, with PVC and soda production decreasing by 14% and 42%, respectively; both heavily impacted by the interruption in power supply that affected Braskem’s operations in 1Q11, with partial impact until the middle of 2Q11.

▶  Basic Petrochemicals

Braskem’s total ethylene and propylene sales amounted to 225 ktons in 2Q11, growing 8% from 1Q11. This growth reflects the gradual recovery in capacity utilization at the cracker in the state of Bahia, which was affected by the power blackout in February. The average prices of ethylene and propylene followed the upward trend seen in international markets, registering increases of 14% and 13% over the prior quarter, respectively.

Butadiene sales volume grew by 9% from 1Q11, reflecting the recovery in production levels and the continued strengthening of Brazilian and international markets. The price of butadiene maintained its upward trend, increasing by 35% keeping the same comparison.

In the case of aromatics, BTX sales remained virtually in line with 1Q11, affected by the unscheduled shutdown in customer’s production, which limited benzene consumption in the domestic market. The Southeast unit registered record-high cumene production in April of around 28 ktons.

In relation to 2Q10, ethylene and propylene sales contracted by 13%, impacted by the lower supply of the product, as explained earlier. For the same reasons, BTX sales decreased by 17%. On the other hand, prices increased by 22% for ethylene and propylene, 16% for BTX and 41% for butadiene.

In general, sales in 1H11 were lower than in the same period of last year, affected by the lower supply of products, as explained; but offset by higher prices.

Performance (tons)	2Q11	1Q11	2Q10	Change%	Change%	1H11	1H10	Change%
BASIC PETROCHEMICALS	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Sales Domestic Market
Ethylene	124,022	122,464	142,144	1	(13)	246,486	269,543	(9)
Propylene	57,107	52,307	62,468	9	(9)	109,414	130,017	(16)
Cumene	76,153	75,027	72,217	2	5	151,179	141,564	7
Butadiene	68,659	62,239	54,899	10	25	130,898	128,677	2
BTX*	146,776	146,792	155,588	(0)	(6)	293,568	321,132	(9)
Sales International Market
Propylene	43,965	33,084	53,256	33	(17)	77,049	90,513	(15)
Butadiene	10,122	10,058	23,742	1	(57)	20,180	37,359	(46)
BTX*	92,604	90,009	132,080	3	(30)	182,613	258,957	(29)

Braskem’s crackers operated at an average utilization rate of 83% in 2Q11, mainly reflecting the gradual recovery in production at the Bahia complex, following the operational problems caused by the power blackout in 1Q11.

Performance (tons)	2Q11	1Q11	2Q10	Change%	Change%	1H11	1H10	Change%
BASIC PETROCHEMICALS	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Production
Ethylene	808,278	739,176	832,218	9	(3)	1,547,454	1,623,575	(5)
Propylene	379,448	342,698	389,790	11	(3)	722,145	767,258	(6)
Cumene	83,561	71,379	70,896	17	18	154,940	141,305	10
Butadiene	80,939	72,752	83,524	11	(3)	153,691	166,568	(8)
BTX*	306,764	273,635	338,212	12	(9)	580,399	671,420	(14)
BTX* Benzene, Toluene, Orthoxylene and Paraxylene

▶  International Business Unit

The International Business Unit, represented by Braskem America, recorded sales volume of 185 ktons in the quarter, down 7% from 1Q11 and a 9% reduction when compared to 2Q10. One of the plants, situated in LaPorte, TX, had a scheduled maintenance shutdown in May, impacting 2Q11 production that reached 188 ktons, a 4% decrease in production when compared to 1Q11, when production was lower due to propylene supply volatility. Compared to 2Q10, production fell by 14%, due to the scheduled maintenance shutdown explained above.

In 1H11, sales reached 384 thousand tons, a decrease of 5% in relation to 1H10, reflecting the reduced availability of product.

Performance (tons)	2Q11	1Q11	2Q10	Change%	Change%	1H11	1H10	Change%
INTERNATIONAL BUSINESS	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Sales
PP	184,744	199,518	202,441	(7)	(9)	384,262	402,688	(5)
Production
PP	187,577	194,921	218,834	(4)	(14)	382,498	397,271	(4)

The capacity utilization rates of Braskem’s main products are presented below:

* 1Q11: unscheduled shutdown at the plants in the country's Northeast, which were impacted by the power blackout that affected all states in the region.

▶  Net Revenue

Consolidated net revenue was US$5.2 billion, up 18% on 1Q11, which is explained by the increase in the average prices of resins and basic petrochemicals and the recovery in basic petrochemical sales volume. In Brazilian reais, net revenue was R$8.4 billion, demonstrating growth of 13% from the prior quarter.

In relation to 2Q10, consolidated net revenue in USD grew by 39%, reflecting the higher prices, which followed the upward price trend in the international markets. In Brazilian reais, consolidated net revenue grew by 24%, impacted by the average local currency appreciation of 11% in the period.

In 1H11, consolidated net revenue was US$9.7 billion, or R$15.8 billion, growing of 31% or 19%, respectively, in relation to 1H10.

Export revenue in the quarter was US$1.7 billion (33% of net revenue), 28% higher than in 1Q11. This performance is mainly due to the higher availability of cracker co-products and better resales opportunity in the amount of US$760 million, which together accounted for 70% of total export revenue. Propylene and benzene posted sales volume increased of 33% and 17%, respectively. In comparison to 2Q10, net revenue rose 82% to US$943 million (25% of net revenue).

In 1H11, revenue from exports was US$3.1 billion (32% of net revenue), 64% higher than that in 1H10, essentially due to the price hikes in international markets.

Net revenue from Polyolefins  in 2Q11 was US$2.0 billion, up 8% from 1Q11, reflecting the higher average prices and higher sales volume of PEs. In Brazilian reais, net revenue from polyolefins grew by 4%, totaling R$3.2 billion. In relation to 2Q10, prices rose by 20% in USD and by 7% in Brazilian reais, benefitting from the higher sales volume and higher prices, as explained earlier.

The Vinyls segment, which was heavily impacted in the previous quarter by the power blackout, recorded net revenue of US$284 million in 2Q11, up 19%, due to the higher product availability and prices. In Brazilian reais, net revenue grew by 14% to R$453 million. In relation to 2Q10, despite the lower sales volume, net revenue in USD and Brazilian reais grew 14% and 1%, respectively.

In the Basic Petrochemicals segment, Braskem posted net revenue of US$3.9 billion in the quarter, with growth of 28% when compared to the previous quarter. In Brazilian reais, net revenue was R$6.2 billion, demonstrating growth of 22%. This performance reflects (i) the higher sales volume and (ii) the higher prices, which were supported by the limited supply of basic petrochemicals in international markets. In relation to 2Q10, net revenue rose 42% in USD and 26% in Brazilian reais.

In 2Q11, net revenue in the International Business Unit was US$460 million, 18% higher than in the previous quarter. This performance reflects the higher PP prices, which were affected by the higher price of propylene. In relation to 2Q10, net revenue rose 44% to US$321 million.

▶  Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) was R$7.1 billion in 2Q11, up 12% from the previous quarter, basically reflecting the higher raw material prices and growth in sales volume.

In relation to 2Q10, COGS increased 26%, primarily reflecting the 43% increase in the average naphtha ARA price between the periods.

The naphtha ARA price stood at US$991/t in the quarter, increasing 9% from that in 1Q11 (US$906/t). The three-month moving average, which is a reference for domestic supply, stood at US$962/ton, with an increase of 16% (US$826/t in 1Q11). However, the Real appreciation of 4% had a positive impact of R$292 million on the COGS. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in Argentina, Mexico, Venezuela and countries in Northern Africa.

Regarding the average price of gas feedstock, the benchmark Mont Belvieu prices of ethane and propane increased by 19% and 9% in comparison with the prior quarter to reach US$78cts/gal and US$149 cts/gal, respectively, influenced by the higher oil price and limited product supply (unscheduled shutdown). Meanwhile, the average price of USG propylene rose 15% to US$1,921/ton, impacted by the limited supply of the product.

In 1H11, COGS came to R$13.5 billion, 20% higher than in 1H10. This performance essentially reflects the higher raw material prices and the growth in polyolefins sales volume.

The average price of naphtha ARA in 1H11 was US$948/t, up 35% higher than the average in 1H10 of US$701/t. Regarding the average gas prices, benchmark ethane and propane prices (Mont Belvieu) increased by 12% and 23% from the same six-month period of the previous year to US$72cts /gal and US$143 cts/gal, respectively, while USG propylene rose 32% to US$1,795/ton in 1H11. The Brazilian real appreciation was 6% in the period, which partially offset the higher cost of feedstock in U.S. dollar.

▶  Selling, General and Administrative Expenses (SG&A)

In 2Q11, Selling, General and Administrative expenses were R$ 472 million, down R$ 13 million when compared to 1Q11. In relation to 2Q10, SG&A expenses increased by R$ 14 million.

In 2Q11, Selling Expenses were R$ 187 million, down R$ 8% million from the prior quarter, mainly due to lower logistic expenses related to freight, storage, etc. In relation to 2Q10, selling expenses decreased 9%, reflecting the savings previously mentioned as well as lower sales volume.

General and Administrative Expenses totaled R$286 million in the quarter, up R$ 3 million from 1Q11, reflecting mainly higher innovation&technology expenses. When compared to 2Q10, G&A increased by 12%, or R$ 31 million. This increase was basically due to higher labor costs associated with a collective bargain agreement and higher provision for the profit sharing program, as Quattor figures were fully accounted for  as of 3Q10.

In the six-month period, Selling, General and Administrative expenses increased 7% to R$961 million, basically due to the higher provision for the profit sharing program as just mentioned  and higher depreciation in the amount of R$27 million.

▶  Net Financial Result

In 2Q11, the net financial result was a net financial expense of R$79 million, versus a net financial expense of R$57 million in 1Q11. This variation is essentially explained by the nonrecurring expenses, related to Company’s debt profile restructuring (medium-term bond tender offer and other debts), of around R$165 million, which was partially offset by the depreciation in the U.S. dollar against the Brazilian real of 4.2% in the period.

Braskem has net exposure to the USD (more dollar-pegged liabilities than dollar-pegged assets), therefore any change in the path of the exchange rate has an impact on the accounting financial result. On June 30, 2011, this net exposure was composed of: (i) in the operation, 52% of supplier accounts, which was partially offset by 50% of accounts receivable; and (ii) in the capital structure, 69% of net debt. Given its heavily dollarized operational cash flow, Braskem considers this exposure adequate. Practically 100% of its revenue is directly or indirectly pegged to the variation in the USD exchange rate, and most of its costs are also pegged to this currency.

Note that foreign exchange variation has no direct effects on the Company's cash position in the short term. This amount represents foreign exchange accounting impacts, especially those on the company’s debt, with any expenditure occurring when the debt matures, which has an average term of 10.3 years.

Excluding the effects from foreign exchange and monetary variation on the balance-sheet accounts exposed to foreign currencies, the net financial result in 2Q11 was an expense of R$392 million, which represents an increase of R$172 million from the expense recorded in the previous quarter, which is basically explained by (i) the nonrecurring expenses related to the Liability Management strategy implemented in April, which involved the repurchase of a portion of the Medium Term Notes (MTN) maturing in 2014, 2015 and 2017, in the amount of R$131 million; (ii) the nonrecurring expenses related to the prepayment of other financial operations, in the amount of R$34 million; and (iii) the inclusion of an additional amount under the tax amnesty program Refis related to the declared PIS tax of the former Copene of R$14 million; and (iv) updated of Quattor contingencies, recognized during the acquisition, in the amount of R$12 million.

The Liability Management Strategy aims to reduce the Company’s average cost of debt and extent its average-term. Considering the 30-year bond and this operation performed in 2Q11, average debt cost went from 6.34% to 6.10% on July 31, 2011.

On the same basis, the net financial result in 1H11 was a financial expense of R$610 million, which represents a decline of R$59 million from the same period of last year. Excluding non-recurring expenses of R$165 million in 1H11 and of R$44 million in 1H10, net financial result decreased by R$180 million, or 29%, in accordance with the restructuring in debt profile post Quattor acquisition.

The following table shows the composition of Braskem's net financial result on quarterly and annual basis.

Million of R$	2Q11	1Q11	2Q10	1H11	1H10

Financial Expenses	(135)	(136)	(777)	(270)	(1,590)
Interest Expenses	(243)	(209)	(258)	(452)	(437)
Monetary Variation (MV)	(79)	(72)	(138)	(151)	(296)
Foreign Exchange Variation (FX)	430	225	(171)	655	(455)
IOF/Income Tax/Banking Expenses	(3)	(4)	(10)	(7)	(14)
Net Interest on Fiscal Provisions	(65)	(37)	(42)	(102)	(125)
Others*	(174)	(39)	(158)	(212)	(263)
Financial Revenue	56	78	195	136	330
Interest	63	62	93	126	144
Monetary Variation (MV)	14	20	25	34	46
Foreign Exchange Variation (FX)	(51)	(10)	67	(61)	115
Net Interest on Fiscal Credits	22	3	3	25	4
Others	9	3	6	12	22
Net Financial Result	(79)	(57)	(582)	(134)	(1,260)

Million of R$	2Q11	1Q11	2Q10	1H11	1H10
Net Financial Result	(79)	(57)	(582)	(134)	(1,260)
Foreign Exchange Variation (FX)	379	215	(104)	594	(339)
Monetary Variation (MV)	(65)	(52)	(113)	(117)	(251)
Net Financial Result Excluding FX and MV	(392)	(220)	(366)	(610)	(669)

*Non-recurring expenses included in Others

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures in line with its Financial Management Policy and Risk Management Policy. In June 2011, the Company held five derivative transactions for hedging purposes with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities protected. In any given scenario, gains or losses in derivative positions will be offset by gains or losses in the protected assets and liabilities.

▶  Net Income

Braskem recorded net income of R$420 million in 2Q11, or R$115 million more than that in 1Q11, which was supported by the positive operational performance, with EBITDA growth of 25%. In 1H11, net income was R$730 million.

▶  Cash Flow

Braskem’s operating cash flow, adjusted by its financial investments, was R$1,047 million in 2Q11, in comparison with operating cash generation of R$569 million in the previous quarter, for growth of R$ 478 million, mainly explained by the contribution of positive working capital variation in the amount of R$429 million between the quarters, led mainly by: (i) the R$525 million growth in Suppliers; partially offset by (ii) a R$136 million increase in Inventories; both led by higher raw material prices.

R$ Million	2Q11	1Q11	2Q10	1H11	1H10

Operating Cash Flow Ajusted	1,047	569	477	1,622	1,719

Interest Paid	(248)	(173)	(266)	(421)	(446)
Income Tax and Social Contribution	(30)	(18)	(17)	(48)	(22)
Investments	(511)	(322)	(1,701)	(836)	(2,046)

Free Cash Flow Adjusted	258	56	(1,507)	317	795

Free Cash Flow was positive in R$258 million, or R$202 million higher than in 1Q11, impacted by the higher cash from operations, which was partially offset by the lower interest paid in the quarter and expenditure with investment activities.

In 1H11, Free Cash Flow was positive in R$317 million, growing by almost R$1 billion when compared to the same period of last year, impacted by R$1.4 billion from the acquisition of the assets Quattor, Polibutenos, Unipar Comercial and Sunoco Chemicals.

▶    Capital Structure and Liquidity

On June 30, 2011, Braskem's gross debt stood at R$7,884 million, up 2% from the balance on March 31, 2011. A total of 60% of gross debt is pegged to the U.S. dollar. The balance of cash and financial investments decreased by 4% to US$1,695 million. The Company maintains its strategy of optimizing cash carrying costs by contracting a stand-by loan of US$ 350 million that does not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the operation.

As a result, Braskem’s consolidated net debt in USD contracted by 4% to US$6,188 million. In Brazilian real, net debt remained practically unchanged when compared to the previous quarter, influenced by the depreciation in the U.S. dollar of 4.2% in the period.

The EBITDA growth of 3% in the last 12 months (R$4.2 billion), combined with the fact that a significant portion of net debt (69%) is pegged to U.S. dollar, led to a decrease in financial leverage, as measured by the ratio of net debt to LTM EBITDA, from 2.37 times in 1Q11 to 2.30 times in 2Q11, in line with Braskem’s objective of maintaining leverage at around 2.5 times. In USD, the leverage ratio stood at 2.47 times, down 2%.

On June 30, 2011, the average debt term was 10.3 years, compared with 12.4 years at the end of March 2011. This reduction is mainly due to the exercise in April of the call option on the perpetual bond issued by Braskem in 2006, in the amount of US$200 million and at a cost of 9.00% p.a.

Also in April, the Liability Management operation carried out by Braskem led to a reduction in the cost of the portion of its debt denominated in USD. This was the first operation carried out after receiving an investment-grade from S&P and Moody’s, and involved the issue of US$750 million in 2021 bonds yielding 6.00% p.a. with a coupon of 5.75% p.a., with the proceeds used to buy back (i) 66% of the medium term notes (MTN) due in 2014 with coupon of 11.75% p.a.; (ii) 56% of the 2015 bonds with a coupon of 9.375% p.a.; and (iii) 52% of the senior notes due in 2017 with a coupon of 8% p.a.

Additionally, at the close of July 2011, Braskem issued US$500 million bond due in 2041 with a yield of 7.25% p.a. and a coupon of 7.125% p.a. This was the first issue carried out by Braskem with a 30-year term and made it possible to achieve a new profile of investors.

Considering the prepayments from the Liability Management operation and the ones to be made using the proceeds from this last issue, the Company will be able to lengthen its average debt term to 12 years, approximately, while maintaining its average debt cost at competitive levels, 6.1% in USD and 83.9% of the CDI overnight rate in Brazilian real.

The following charts show Braskem’s gross debt by category and indexer.

Considering the 30 year bond issue, Braskem’s gross profile in June 30 would be:

The chart below presents the Company’s consolidated amortization schedule as of June 30, 2011.

Only 10% of Braskem’s total debt matures in 2011, and its continued high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 21 months. Considering the standby, this coverage is 27 months.

CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem made investments of R$773 million (excluding capitalized interest) in 1H11, up 24% than the R$621 million invested in 1H10.

The most of this amount was invested in capacity expansion projects, and the PVC expansion project in Alagoas, which is estimated to start up operations in May 2012, accumulated investments of R$193 million.

Braskem also disbursed R$198 million on scheduled maintenance shutdowns, keeping the Company’s objective of maintaining its plants operating at high levels of operating efficiency and reliability. These investments were mainly allocated to the Rio de Janeiro unit (former Riopol), where the maintenance shutdown was concluded at the end of July and lasted 30 days.

SYNERGIES:

Braskem remains focused on improving the operational efficiency of acquired assets, and various initiatives have been initiated to capture the synergies from the transaction.

A total of R$163 million in synergies was captured by the end of 1H11, in annual and recurring EBITDA. The main gains were on the industrial and logistics fronts and mainly resulted from: (i) the better operational efficiency, especially the optimization of the production of products at crackers, such as gasoline and butadiene, and the reduction in the number of grades; (ii) the renegotiation of contracts; and (iii) the better integration of planning for the 1st and 2nd generation operations.

In the year, a total of R$377 million is expected to be captured in annual and recurring EBITDA, with this amount rising to R$495 million in 2012. The bulk of these synergies is concentrated in initiatives in the industrial and logistics areas. Initiatives on the industrial front include refining the plan for the production and sale of various cracker streams, such as aromatics and butadiene; improving the production mix at second generation plants, with a reduction in the number of grades per plant; and centralizing the strategy of the asset maintenance plan, including optimizing teams and planning the scheduled stoppages. On the logistics front, a highlight was the gains in freight operations due to better planning for internal, export, distribution and storage operations. On the supply front, the highlights were the integrated purchase of inputs and the renegotiation of third-party contracts.

ACQUISITION:

On July 27, Braskem entered into an agreement with Dow Chemical to acquire its polypropylene (PP) business. The transaction represents an important step forward in the consolidation of Braskem’s international expansion process, which positions it as the largest PP producer in the United States.

The business consists of four industrial plants, two of which are located in the United States and two in Germany. The U.S. assets are located in Freeport and Seadrift, in the state of Texas, and have combined annual production capacity of 505 ktons, which represents an increase of 50% in Braskem's annual PP production capacity in that country, which totals 1,425 ktons. The assets in Germany are located in Wesseling and Shckopau and combined have annual production capacity of 545 ktons.

Braskem will disburse US$323 million in cash for the acquisition on the transaction conclusion date. The acquisition is subject to approval by the applicable regulatory agencies and the conclusion of the transaction is subject to the performance of the conditions precedent typical to this type of agreement.

PROJECT PIPELINE:

Braskem’s medium- and long-term growth plan and the strategy to diversify its energy matrix focus on investments that boost its competitiveness in feedstock supply, strengthen its presence in the Americas and provide competitive advantages in the biopolymers market.

▶  PVC capacity expansion

A total of R$279 million was invested (2010 and 2011) in the project to expand PVC capacity by 200 kton/year, which will require total investment of US$470 million, estimated NPV of US$450 million and is scheduled to become operational in May 2012. For 2011, a total of R$380 million is expected to be invested. The goal is to meet the growing demand for PVC in Brazil, which posted an increase of 12% in 2Q11 apparent consumption compared to 1Q11.

Construction of the new plant reached 43% of its schedule, having incurred in over 2.5 million man-hour without accidents. The project’s main equipment, supplied by global suppliers, are already in advanced stages of production.

To finance the project, in addition to the financing line of up to R$ 525 million already approved by the BNDES with a total term of 9 years and 88% denominated in Brazilian real with a cost of TJLP+1.46%, Braskem also received approval for a financing line of R$ 200 million from BNB with repayment in 12 years and interest of 8.5% p.a.

▶  Butadiene Project

Braskem will invest approximately R$300 million to build a new butadiene plant, using the crude C4 stream. Construction began in 2011 and has reached 21.5% of its schedule. The project, which was approved by the Board of Directors in late March, provides for the installation of a new line with capacity of 100 ktons/year, with R$40 million already disbursed in 1S11. Additionally, pre-sales agreements contracts were close and have resulted in advances of roughly R$200 million. The new plant will increase Braskem’s butadiene supply by approximately 30% to 446 kton/year as of 2013. Butadiene prices rose by approximately 55% in 2Q11 in relation to the same period last year, reflecting the growing world demand and limited supply.

▶  Mexico Project – Ethylene XXI

The integrated project in Mexico in which Braskem and IDESA are participating jointly with interests of 65% and 35%, respectively, calls for the production of polyethylene resins using ethane as feedstock and is based on an ethane supply agreement with PEMEX-Gás for the supply of 66,000 barrels/day for 20 years, based on benchmark Mont Belvieu prices. The fixed investment is estimated at roughly US$2.5 billion, which will be financed under a project-finance model (70% debt/30% equity). The conclusion of works and the startup of operations at the units are slated for early 2015.

In November 2010, Braskem announced a strategic partnership with Ineos for the use of technology at its three polyethylene plants, which have combined high density polyethylene (HDPE) production capacity of 750 kton/year. In February 2011, Braskem announced a strategic partnership with Lyondell Basell for the use of Lupotech T technology at the low density polyethylene (LDPE) plant, which has capacity of 300 kton/year. In April 2011, Technip was selected as the technology supplier for the ethylene cracker with annual production capacity of 1 million tons.

In 2010, the Mexican market consumed around 1.8 8  million tons of polyethylene, with imports accounting for 68% of the total supply. Therefore, this project is extremely attractive and of great importance to the development of the local petrochemical industry.

Banco Sumitomo is the project's financial advisor and Braskem expects to conclude the structuring of the project finance by year-end, with construction expected to begin in 2012.

The process of structuring the project finance is in the due diligence phase of socio-environmental, technical, legal, market and insurance issues. The financial institutions involved have hired independent consultants who are working in coordination with the project team to conclude the project finance in the coming months.

▶  Other MoUs in Latin America

Braskem also has similar projects in less advanced phases in Peru, Bolivia and Venezuela. In the case of Peru, Braskem, Petrobras and PetroPeru concluded, in 2010, the analysis phase and the technical design of the petrochemical complex project to be installed in southern Peru, with polyethylene production capacity estimated at approximately 1.0 million tons/year. Braskem has already inaugurated an office in the city of Lima to support the team involved in the project and the commercial team that is already working in the country.

▶  Green Polypropylene Project

In keeping with its strategy to become the world leader in sustainable chemicals, Braskem is developing a project to produce Green Polypropylene that will have green propylene production capacity of at least 30 ktons/year. The basic engineering studies should be concluded in 2011, with the project expected to become operational in the second half of 2013. The project is still pending approval by the Board of Directors.

▶  Innovation Pipeline - Product Development

New polypropylene cap

Braskem, in partnership with Grupo Boticário, has developed a new polypropylene cap for perfume bottles for the brands “O Boticário” Floratta in Rose, Floratta in Blue, Floratta in Gold and Floratta Emotion. One of the characteristics that made Braskem's resin ideal for this application is its high transparency, which imparts a unique advantage to the packaging.

Carton caps made from renewable raw materials

Starting in August, cartons of UHT milk sold under the brands Ninho, Ninho Levinho, Ninho Baixa Lactose and Molico will have caps made from green PE. The partnership between Braskem, Tetra Pak and Nestlé Brasil made possible the use of green plastic in packaging for products of particular importance to consumers, reinforcing Braskem’s commitment to serving its clients with innovation and sustainability. The launch represents an innovation in the use of polyethylene made from renewable raw materials in the food and beverage packaging industry.

Polyethylene for the production of geomembranes

To meet the rigorous standards of the geomembrane market, Braskem launched a medium-density PE made using a reference technology for this application. Geomembranes are considered the most efficient product for containing waste and protecting the soil from liquids, with their use mandated by environmental agencies in various types of construction works. The superior performance of this new product anticipates the trend of stricter requirements requiring their use, providing our clients and end users with greater safety and a higher quality finished product.

8 Source: Plastic Association (Mexico)

New Polypropylene for the automotive industry

As part of its continuous effort to develop innovative and competitive products, Braskem has launched a new type of polypropylene copolymer for the automotive-compound and technical-parts market, which aims to meet the greater demands of the auto industry, while providing clients with greater versatility and flexibility.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶ VISIO Program

Braskem, in its continuous effort to create value for clients and throughout the plastics production chain, has created the VISIO program. The goal is to support the individual development of each client, seeking to maximize its potential by providing entrepreneurial support for its business by identifying new opportunities and boosting their competitiveness, while ensuring its sustainable growth.

With this program, Braskem reaffirms its commitment to developing and strengthening Brazil’s plastics production chain.

▶  Solutions for a More Sustainable Life

In line with its vision to become the global leader in sustainable chemicals, Braskem's promotes sustainability through 3 strategic drivers. With the first driver, we have taken steps to “make our operations more sustainable”. We recently concluded an inventory of our greenhouse gas emissions that showed that we have already reduced the level of emissions by 11.6% between 2008 and 2010, which led the Getulio Vargas Foundation (FGV), in its initiative called “Companies for the Climate”, to recognize our management by classifying it in the gold category.

In the second driver, through which we seek "an increasingly more sustainable product portfolio”, we are working with research institutions to develop innovations with this profile and announced the project for the production of green polypropylene, in addition to the Green PE plant which started operations by the end of 2010.

But it is in the third driver, which consists of providing solutions that lead to even more sustainable applications for plastics, where lies our greatest contribution to sustainable development. The contributions of plastics to sustainability are many. In the area of climate change, for example, a recent study conducted in Europe9 states that using the material reduces by 5 to 9 times the greenhouse gas emissions emitted over its life cycle mainly due to its lower weight. A good example recently introduced in Brazil is the pallet for the cargo handling system, which reduces greenhouse gas emissions by up to 84% again because of its reduced weight. A traditional pallet weighs over 30 kilos agains the 3 kilos of the plastic alternative.

We are working to increase knowledge of the environmental benefits gained by using plastics and to expand support for our clients by developing other products that provide benefits for society.

9 Harald Pilz, Bernd Brandt and Roland Fehringer, 2010, The impact of plastics on life cycle energy consumption and greenhouse gas emissions in Europe

OUTLOOK:

The world economy grew at an annual rate of 4.3% in the first 3 months of the year, and it’s expected to expand around 4% in 2011. However, the scenario instability of the developed countries, with measures being taken to contain the crisis in eurozone countries and the United States, led to the reemergence of the risk of a downturn in the world economy, currently driven mainly by growth in emerging countries. This scenario deteriorated with the downgrade in the U.S. sovereign rating by S&P in the beginning of August.

China's economy continued to grow at rates above 9% p.a. in 1H11. However, the measures adopted by the Chinese government to control inflation, in view of the accelerated economic growth, are risk factors that require close monitoring.

Although Brazil is well positioned in relation to the world context, the hikes in local interest rates have negatively impacted the consumer confidence index, which fueled a destocking trend throughout the production chain in the second quarter. In this scenario, the Brazilian economy is expected to grow at a more moderate rate (3.5%) than initially expected (4.5%).

Braskem’s strategy remains centered on bolstering its business by: (i) strengthening the partnerships with its clients and the sustainability of Brazil’s petrochemical chain; (ii) recovering its market share, which was impacted primarily by the interruption in power supply in 1Q11; (iii) pursuing operational efficiency and cost reductions; (iv) fully capturing synergies; and (v) the policy to maintain its financial solidity.

Considering the reaction from the capital markets to the recent turmoil at developed economies and always focusing on  keeping its financial health at moments of volatility, the Company contracted another standby line, in the second week of August, in the amount of US$250 million, with better conditions than the previous one.

In addition to the scheduled maintenance shutdown carried out in July at its cracker located in Rio de Janeiro (former Riopol), Braskem will carry out another planned maintenance shutdown in late October in one of the lines at the Triunfo petrochemical complex, which should last approximately 40 days. The production planning for the year, which was adversely affected in 1Q11 by the blackout in the Northeast region, should partially offset these months of maintenance downtime, keeping the ethylene capacity utilization rate at around 87%, stable compared to 2010.

The expectation for 3Q11 calls for a recovery in resin-naphtha spreads in the international market, reflecting: (i) the scheduled maintenance shutdowns in Asia and the recovery in regional demand; (ii) the continued instability in operations in the Middle East, with problems in gas supply associated with oil production in the region; and (iii) the lower utilization rates due to scheduled maintenance shutdowns in Europe and the US Gulf region, main location for North-American petrochemical plants, usually affected by hurricaines at this time of the year.

The risk to this scenario is that the worsening in the economic outlook for developed countries could impact global demand, currently led by emerging market countries.  Besides that, any additional U.S. dollar depreciation and the political conflicts in Arab countries, which hold some of the world's largest oil reserves, continue to add volatility to oil prices which in turn influences naphtha prices.

In the medium and long terms, the outlook for the petrochemical industry scenario remains positive. In this light, Braskem maintains its commitment to sustainable growth and development, and will continue to act proactively to pursue the best opportunities, seeking to create value for shareholders and increase competitiveness throughout the entire petrochemical and plastics production chain, without losing its focus on financial discipline.

UPCOMING EVENTS:

IR TEAM:

Luciana Ferreira
IR Officer
Phone: (55 11) 3576-9178
luciana.ferreira@braskem.com.br

Daniela Castro
IR Analyst
Phone: (55 11) 3576-9615
daniela.castro@braskem.com.br

Pedro Gomes de Souza
IR Analyst
Phone: (55 11) 3576-9010
pedro.gomes@braskem.com.br

For more information, go to:

www.braskem.com.br/ri

Roberta Varella IR Manager Phone: (55 11) 3576-9266 roberta.varella@braskem.com.br Marina Dalben IR Analyst Phone: (55 11) 3576-9716 marina.dalben@braskem.com.br

NOTE:

On June 30, 2011, the Exchange rate Real/U.S.dollar was R$ 1.5611/US$1.00.

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas and the third-largest Brazilian industrial company owned by the private sector. The company operates 35 industrial plants across Brazil, 5 in the United States and 2 in Europe, and has annual production capacity of 16 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as « anticipate », « wish », « expect », « foresee », « intend », « plan », « predict », « project », « aim » and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Income Statement – Pro Forma

(R$ million)

Income Statement	2Q11	1Q11	2Q10	Change (%)	Change (%)	1H11	1H10	Change (%)
CONSOLIDATED Pro Forma	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	10,071	9,033	8,515	11%	18%	19,130	16,684	15%
Net Revenue	8,368	7,388	6,747	13%	24%	15,780	13,315	19%
Cost of Good Sold	(7,137)	(6,390)	(5,682)	12%	26%	(13,537)	(11,247)	20%
GrossProfit	1,231	998	1,065	23%	16%	2,243	2,068	8%
Selling Expenses	(187)	(203)	(204)	8%	9%	(393)	(413)	5%
General and Administrative Expenses	(286)	(283)	(255)	1%	12%	(568)	(486)	17%
Other operating income (expenses)	(21)	(12)	(42)	66%	-50%	(33)	(62)	47%
Non Recurring Expenses Related to Fixed Assets	7	-	13	-	-	7	8	-
EBITDA	1,152	919	1,036	25%	11%	2,084	1,946	7%
EBITDA Margin	13.8%	12.4%	15.4%	1.3 p.p.	1.6 p.p.	13.2%	14.6%	-1.4 p.p
Depreciation and Amortization	406	419	459	3%	-12%	828	830	0%
Cost	365	381	434	4%	-16%	749	778	4%
Expenses	41	38	25	7%	66%	79	52	52%
*As of 2Q11, Braskem is fully consolidating, Cetrel retroactively to January 2011.

EXHIBIT II

Consolidated Income Statement – Real10

(R$ million)

Income Statement	2Q11	1Q11	2Q10	Change (%)	Change (%)	1H11	1H10	Change (%)
CONSOLIDATEDReal	(A)	(B)	(C )	(A)/(B)	(A)/(C )	(D)	(E)	(D)/(E)
Gross Revenue	10,071	9,033	7,793	11%	29%	19,130	13,524	41%
Net Revenue	8,368	7,388	6,265	13%	34%	15,780	10,981	44%
Cost of Good Sold	(7,137)	(6,390)	(5,271)	12%	35%	(13,537)	(9,194)	47%
GrossProfit	1,231	998	994	23%	24%	2,243	1,788	25%
Selling Expenses	(187)	(203)	(180)	8%	4%	(393)	(309)	27%
General and Administrative Expenses	(286)	(283)	(245)	1%	17%	(568)	(422)	35%
Business Combination	-	-	975	-	-	-	975	-
Other Net Operating Income (expenses)	(21)	(12)	(39)	66%	-47%	(33)	(54)	-39%
Investment in Subsidiary and Associated Companies	0	5	6	-	-	(1)	16	-105%
Operating Profit Before Financial Result	738	506	1,512	46%	-51%	1,248	1,995	-37%
Net Financial Result	(79)	(57)	(524)	38%	85%	(134)	(966)	86%
Profit (loss) Before Tax and Social Contribution	659	449	988	47%	-33%	1,114	1,029	8%
Income Tax / Social Contribution	(239)	(144)	(11)	66%	2143%	(384)	(28)	1262%
Net Profit (loss)	420	305	978	38%	-57%	730	1,001	27%
Earnings (loss) Per Share	0.53	0.38	1.88	38%	-72%	0.91	1.93	53%

10 Quattor in the period from January to March 2010 and Unipar Comercial and Polibutenos in the period from January to April 2010 are not part of the results of Braskem Consolidated, since they were acquired in April and May, respectively.

EXHIBIT III

EBITDA Restatement

(R$ million)

EBITDA Restatement 2Q11	2Q11	2Q10
Basic Petrochemicals	896	663
Polyolefins	143	261
Vinyls	40	62
International Business	66	40
Others / Adjustments	7	9
EBITDA*	1,152	1,036
Depreciation included in COGS and SG&A	(406)	(459)
Pro Forma EBITDA Impact Elimination / non recurring	(7)	(46)
Business combination		975
Investment in subsidiaries and associated companies	0	6
Financial Result	(79)	(524)
Income Tax and Social Contribution	(239)	(11)
Net Income	420	978
* 2010 Pro Forma

EXHIBIT IV

Consolidated Balance Sheet

 (R$ million)

ASSETS	06/30/2011	03/31/2011	Change (%)
	(A)	(B)	(A)/(B)
Current	9,653	9,416	3
Cash and Cash Equivalents	2,370	2,389	(1)
Marketable Securities	250	480	(48)
Accounts Receivable	1,894	1,878	1
Inventories	3,692	3,272	13
Recoverable Taxes	1,118	997	12
Prepaid Expenses	27	39	(30)
Others	302	361	(16)
Non Current	25,391	25,245	1
Marketable Securities	26	21	22
Compulsory Deposits and Escrow Accounts	201	219	(8)
Accounts Receivable	58	56	3
Deferred Income Tax and Social Contribution	1,101	1,122	(2)
Recoverable Taxes	1,141	1,173	(3)
Related Companies	56	55	2
Others	211	[82]	158
Investments	38	174	(78)
Fixed Assets	19,543	19,293	1
Intangible	3,018	3,049	(1)
Total Assets	35,044	34,661	1

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2011	03/31/2011	Change (%)
	(A)	(B)	(A)/(B)
Current	8,441	8,338	1
Suppliers	5,757	5,215	10
Financing	1,651	1,630	1
Hedge Accounting Opperations	26	49	(47)
Salary and Payroll Charges	258	407	(37)
Dividends and Interest on Equity	5	421	(99)
Tax Payable	536	397	35
Advances from Customers	17	47	(63)
Others	190	173	10
Non Current	15,564	15,579	(0)
Financing	10,656	10,907	(2)
Hedge Accounting Opperations	13	30	(58)
Deferred Income Tax and Social Contribution	2,369	2,268	4
Taxes Payable	1,589	1,580	1
Sundry Provisions	342	364	(6)
Advances from Customers	156	0
Others	440	430	2
Shareholders' Equity	11,039	10,744	3
Capital	8,043	8,043
Capital Reserves	846	846
Profit Reserves	1,089	1,339	(19)
Treasury Shares	(60)		(60)
Other Comprehensive Income	254	246	3
Retained Earnings (losses)	737	315	134
Company's Shareholders	10,908	10,729	2
Non Controlling Interest	131	15	764
Total Liabilities and Shareholders' Equity	35,044	34,661	1

EXHIBIT V

Cash Flow

(R$ million)

Cash Flow CONSOLIDATED	2Q11	1Q11	2Q10	1H11	1H10
Profit (loss) Before Income Tax and Social Contribution	659	449	966	1,114	842
Adjust for Net Income Restatement
Depreciation and Amortization	406	419	459	828	830
Equity Result	(0)	(5)	(6)	1	(15)
Interest, Monetary and Exchange Variation, Net	(68)	68	26	0	610
Resultado em Combinação de Negócios			(975)		(975)
Others	(4)	14	10	9	165
Cash Generation before Working Capital	993	944	480	1,952	1,456
Operating Working Capital Variation
Market Securities	229	(225)	294	5	87
Account Receivable	(7)	22	(332)	19	(388)
Recoverable Taxes	(54)	(9)	238	(62)	227
Inventories	(393)	(257)	(462)	(650)	(603)
Advanced Expenses	12	3	(60)	15	(47)
Dividends			2		4
Other Account Receivables	(45)	(34)	144	(75)	(14)
Suppliers	539	14	759	548	1,600
Advances from Customers	127	(3)	(36)	123	(11)
Taxes Payable	37	(73)	(184)	(43)	(485)
Fiscal Incentives	6	2	0	8	5
Other Account Payables	(137)	(41)	(70)	(184)	(24)
Other Provisions	(32)	2		(30)
Operating Cash Flow	1,277	344	771	1,627	1,806
Interest Paid	(248)	(173)	(266)	(421)	(446)
Income Tax and Social Contribution	(30)	(18)	(17)	(48)	(22)
Net Cash provided by operating activities	999	153	488	1,158	1,338
Proceeds from the sale of fixed assets	1	0	0	2	1
Proceeds from the capital reduction of associates	7			7
Additions to Investment			(1,360)		(1,365)
Additions to Fixed Assets	(514)	(313)	(318)	(830)	(634)
Additions to Intangible Assets	(3)	(1)	(24)	(3)	(33)
Financial Assets Held to Maturity	(2)	(9)	0	(11)	(14)
Cash used in Investing Activities	(511)	(322)	(1,701)	(836)	(2,046)
New Loans	2,251	873	2,714	3,124	3,740
Amortization and Paid Interests	(2,162)	(939)	(5,331)	(3,103)	(7,052)
Repurchase of Shares		(1)		(1)
Dividends	(665)	(0)		(665)	(3)
Capital Increase			3,735		3,735
Cash used in Financing Activities	(582)	(68)	1,118	(650)	419
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(1)	1		(0)
Increase (decrease) in Cash and Cash Equivalents	(96)	(235)	(95)	(328)	(288)
Represented by
Cash and Cash Equivalents at The Beginning of The Year *	2,465	2,624	3,101	2,698	3,294
Cash and Cash Equivalents at The End of The Year	2,370	2,389	3,006	2,370	3,006
Increase (Decrease) in Cash and Cash Equivalents	(96)	(235)	(95)	(328)	(288)

EXHIBIT VI

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11
Polyolefins
PE's	590,379	630,398	676,819	639,180	576,414	620,383
PP	388,551	359,623	417,914	431,534	400,940	358,470

Vinyls
PVC	122,614	110,466	125,170	117,309	92,855	107,415
Caustic Soda	114,955	124,611	121,981	99,225	63,962	74,409
EDC	26,889	20,930	28,077	19,232	1,326
Chlorine	14,610	13,665	11,840	12,225	10,607	11,155

International Business
PP	178,437	218,834	233,765	208,986	194,921	187,577

Basic Petrochemicals
Ethylene	791,358	832,218	861,717	791,333	739,176	808,278
Propylene	377,468	389,790	399,689	353,195	342,698	379,448
Benzene	232,408	234,155	234,066	208,150	204,124	221,063
Butadiene	83,044	83,524	84,272	70,868	72,752	80,939
Toluene	31,608	37,283	43,638	36,673	22,011	22,244
Fuel (m³)	209,333	221,934	234,511	218,287	169,897	208,945
Paraxylene	45,647	41,838	44,684	28,994	31,326	41,801
Orthoxylene	23,545	24,937	24,290	18,630	16,174	21,656
Isoprene	4,993	4,854	4,927	2,748	2,474	2,005
Butene 1	19,141	21,983	20,801	19,418	20,690	18,932
ETBE	77,031	82,723	81,627	69,558	72,052	76,373
Mixed Xylene	18,243	23,205	23,511	23,742	22,279	20,117
Cumene	70,409	70,896	69,881	75,098	71,379	83,561
Polybutene	5,155	7,316	5,201	6,841	5,659	7,053
GLP	5,843	7,117	13,329	9,772	9,988	4,620
Fuel Oil	7,408	7,504	7,841	6,143
Aromatic Residue	14,557	15,319	16,874	22,105	37,529	42,051
Petrochemical Resins	3,559	3,226	3,421	3,446	3,688	4,227

EXHIBIT VII

Consolidated Sales Volume

Domestic Market

Domestic Market Sales Volume
CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11
Polyolefins
PE's	384,464	390,365	475,227	424,769	366,310	371,823
PP	296,668	288,344	328,207	320,083	290,071	272,456
Vinyls
PVC	123,158	120,895	130,783	129,945	106,435	119,742
Caustic Soda	100,859	114,242	127,474	120,496	90,331	96,849
Chlorine	14,628	13,442	11,801	11,795	11,076	11,096

Basic Petrochemicals
Ethylene	127,399	142,144	125,576	112,287	122,464	124,022
Propylene	67,549	62,468	63,668	60,361	52,307	57,107
Benzene	118,852	108,661	97,361	93,331	107,934	103,569
Butadiene	73,778	54,899	62,788	58,750	62,239	68,659
Toluene	24,783	21,715	23,333	24,592	22,504	23,797
Fuel (M3)	204,787	193,383	202,196	228,330	223,792	212,659
Orthoxylene	21,910	25,211	23,352	21,045	16,354	19,410
Isoprene	2,501	3,203	3,532	3,129	1,488	1,573
ETBE	8	22	35	12	22	34
Mixed Xylene	19,466	18,324	21,221	20,881	18,754	17,992
Cumene	69,347	72,217	72,032	75,294	75,027	76,153
Isobutene	5,155	7,316	4,212	3,527	2,600	3,658
GLP	7,956	5,981	11,928	8,021	9,788	5,548
Fuel Oil	7,408	7,504	11,159	6,135	5,477	6,866
Aromatic Residue	14,995	14,618	14,881	15,432	31,143	50,750
Petrochemical Resins	2,154	2,356	2,497	2,213	2,816	2,505

EXHIBIT VIII

Consolidated Sales Volume

Export Market and International Business

Export Market Sales Volume
CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11
Polyolefins
PE's	186,982	177,232	241,935	217,179	192,403	221,140
PP	66,808	58,835	100,523	104,564	102,980	89,160
Vinyls
PVC	-	73	48	73	144	48
Caustic Soda	1,003	4,898	-	-	-	-
EDC	26,026	24,302	25,908	12,986	10,800	-

International Business
PP	200,247	202,441	227,954	209,453	199,518	184,744

Basic Petrochemicals Unit
Ethylene	-	-	6,079	3,774	-	-
Propylene	37,257	53,256	41,197	28,688	33,084	43,965
Benzene	75,566	75,193	81,850	61,288	44,653	52,256
Butadiene	13,617	23,742	23,692	16,840	10,058	10,122
Toluene	3,324	9,649	30,801	6,779	14,960	6,889
Fuel (M3)	9,246	28,992	17,424	987	-	8,409
Paraxylene	47,988	47,238	45,905	31,282	30,396	33,459
Isopropene	2,359	1,681	1,600	48	807	835
Butene 1	6,732	14,413	7,345	6,119	5,025	8,173
ETBE	62,749	80,302	81,709	70,073	81,097	60,955
Mixed Xylene	318	4,067	3,370	4,906	1,341	265
Isobutene	-	-	-	3,001	2,823	2,192
Petrochemical Resins	1,998	1,639	987	787	1,244	984

EXHIBIT IX

Consolidated Net Revenue

DOMESTIC MARKET Net Revenue
CONSOLIDATED
Million of R$	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11

Polyolefins	2,151	2,306	2,575	2,446	2,297	2,319

Vinyls	391	411	426	454	377	442

Basic Petrochemicals
Ethylene/Propylene	422	463	398	367	422	499
Butadiene	209	192	231	192	229	343
Cumene	137	162	143	140	161	188
BTX	296	289	228	231	281	298
Others	304	295	308	333	341	382

Resale*	52	73	200	69		2
Quantiq**	115	152	261	262	174	204
*Naphtha, condensate and crude oil		**Considers Varient sales until 1Q10

EXPORT MARKET Net Revenue
CONSOLIDATED
Million of R$	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11

Polyolefins	652	648	828	814	810	857

Vinyls	21	23	19	10	8	0

International Business	569	575	594	529	653	731
Basic Petrochemicals
Ethylene/Propylene	94	126	100	70	86	127
Butadiene	39	88	86	55	37	53
BTX	240	230	232	185	209	201
Others	146	222	179	154	182	191

Resale*	207	262	504	599	908	1,216
*Naphtha, condensate and crude oil		**Considers Varient sales until 1Q10

EXHIBIT X

Results by Business Segment

(R$ million)

					Accumulated Jun/11
Segments
	Basic			International	Others	Braskem
R$ MM	Petrochemicals	Polyolefins	Vinyls	Business	/Adjustments	consolidated
Sales Net Revenues	11,316	6,262	850	1,387	(4,035)	15,780
Cost of Goods Sold	(9,942)	(5,558)	(787)	(1,251)	4,000	(13,537)
Operating Expenses	(281)	(397)	(95)	(67)	(155)	(995)
Operating Profit	1,093	308	(32)	69	(190)	1,248

					Accumulated Jun/10
Segments
	Basic			International	Others	Braskem
R$ MM	Petrochemicals	Polyolefins	Vinyls	Business	/Adjustments	consolidated
Sales Net Revenues	9,432	5,841	868	1,143	(3,968)	13,315
Cost of Goods Sold	(8,205)	(5,175)	(788)	(1,053)	3,974	(11,247)
Operating Expenses	(339)	(355)	(65)	(9)	(170)	(937)
Operating Profit	888	311	16	81	803	2,098

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.